Exhibit 3.1

Amendment to Arconic Inc. By-Laws

(Effective as of April 21, 2017)

The title of Article IV of the By-laws of Arconic Inc. is amended so that, as amended, it shall read in its entirety:

‘ARTICLE IV – CHAIRMAN OF THE BOARD AND OFFICERS’

The second sentence of Article IV, Section 1 of the By-laws of Arconic Inc. is amended so that, as amended, it shall read in its entirety:

‘The board shall from time to time designate the chief executive officer who also may be the chairman of the board or the president.’

Article IV, Section 2 of the By-laws of Arconic Inc. is amended so that, as amended, it shall read in its entirety:

‘Section 2. Qualifications. The chairman of the board shall be a member of the board of directors but the officers of the Company need not be directors.’

Article IV, Section 4 of the By-laws of Arconic Inc. is amended so that, as amended, it shall read in its entirety:

‘Section 4. Chairman of the Board. The chairman of the board shall preside at all meetings of the board of directors at which such chairman is present. In the absence of the chairman of the board, a vice chairman of the board, the president or another director, in the order designated by the chairman of the board, shall preside at meetings of the board of directors. The chairman of the board shall have such powers and perform such duties as the board of directors may from time to time delegate to such chairman. Notwithstanding anything to the contrary, the chairman of the board may, but need not, be an officer of the Company.’

Article IV, Section 6 of the By-laws of Arconic Inc. is amended so that, as amended, it shall read in its entirety:

‘Section 6. Vice Presidents. Each vice president, including any vice president designated as executive, senior or otherwise, shall have such powers and perform such duties as the chairman of the board, the chief executive officer or the president may from time to time delegate to such vice president, except as otherwise determined by the board of directors.’